EXHIBIT 99.1

Elbit Vision Systems Schedules Second Quarter 2014 Results Release and Conference Call for August 12, 2014

CAESAREA, Israel, Aug. 4, 2014 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a global provider of vision technology for automatic surface inspection and in-line quality monitoring systems, announced that it would be releasing its financial results for the second quarter of 2014 on Tuesday, August 12, 2014.

The Company will also host a conference call on the same day, starting at 10:00 am ET. Sam Cohen, Chief Executive Officer and Yaron Menashe, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:	1 888 281 1167	at 10:00 am Eastern Time
Israel:	03 918 0610	at 5:00 pm Israel Time
International:	+972 3 918 0610

For those unable to participate, the teleconference will be available for replay on Elbit Vision Systems's website at http://www.evs.co.il/ beginning 24 hours after the call.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 700 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il.

CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il

         Investor Relations Contact:
         Ehud Helft, Kenny Green
         Tel: +1 646 201 9246
         evs@gkir.com